

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 23, 2016

Mr. Joseph P. Hannan
Senior Vice President, Treasurer and Chief
Financial Officer
Cumulus Media Inc.
3280 Peachtree Road, NW, Suite 2300
Atlanta, GA 30305

Re: Cumulus Media Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 000-24525

Dear Mr. Hannan:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications